Exhibit 12.1

INERGY, L.P. and Subsidiary
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands)

	Ended September 30,
	2002	2001	2000	1999	1998
Earnings:
Net income (loss)	$8,309	$4,349	$(1,829)	$(185)	$(35)
Income taxes	93	—	7	56	—
Interest expense	8,365	6,670	2,740	962	569
Interest portion of operating rentals	683	221	162	75	45

Earnings for ratio calculation	$17,450	$11,240	$1,080	$908	$579

Fixed charges:
Interest expense	$8,365	$6,670	$2,740	$962	$569
Interest portion of operating rentals	683	221	162	75	45

Total fixed charges	$9,048	$6,891	$2,902	$1,037	$614

Ratio of earnings to fixed charges	1.93	1.63	n/a	n/a	n/a

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings (loss) from continuing operations before income taxes, plus fixed charges. Fixed charges consist of interest expense on all indebtedness and the amortization of deferred financing costs and interest associated with operating rentals. Earnings were inadequate to cover fixed charges by $1.8 million for the year ended September 30, 2000, $129,000 for the year ended September 30, 1999, and $35,000 for the year ended September 30, 1998.

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